SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7660	E-MAIL ADDRESS DFERTIG@STBLAW.COM

October 2, 2015

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:              Ms. Mara L. Ransom, Assistant Director

Ms. Jennifer Thompson, Accounting Branch Chief

Mr. Dean Brazier, Staff Attorney

Mr. Jarrett Torno, Staff Accountant

Re:          Alibaba Group Holding Limited

Amendment No. 1 to Registration Statement on Form F-4

File No. 333-206575

Form 20-F for the Fiscal Year Ended March 31, 2015

File No. 001-36614

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form F-4 (the “Registration Statement”).

We enclose herewith 5 courtesy copies of Amendment No. 1, which is marked to show changes made to the Registration Statement initially filed with the Commission on August 26, 2015 (the “August 26 Filing”).

Leiming Chen     Daniel Fertig     Adam C. Furber     Anthony D. King     Celia C.L. Lam     Chris K.H. Lin     Jin Hyuk Park     Kathryn King Sudol     Christopher K.S. Wong
Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

The Company has responded to the Staff’s comments contained in the letter dated September 25, 2015 from the Staff (the “September 25 Comment Letter”) by revising the August 26 Filing or providing explanations in response to the comments.  In addition to the amendments made in response to the Staff’s comments, the Company has also revised the August 26 Filing generally to update the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the September 25 Comment Letter. The Staff’s comments are retyped below for your ease of reference and are followed by a summary of the responsive actions taken.  We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears.

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Registration Statement on Form F-4

General

1.             Please note that we will coordinate any request to accelerate the effectiveness of your registration statement with resolution of all issues related to the Form 20-F for the fiscal year ended March 31, 2015.

The Company acknowledges and understands that the Staff will coordinate any request to accelerate the effectiveness of the Registration Statement with resolution of all issues related to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2015 (the “Annual Report”).

2.             We note that you are registering the New Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In response to the Staff’s comment, the Company is separately submitting via EDGAR correspondence a supplement letter stating that it is registering the New Notes in reliance on the Staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998), Moran Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley No-Action Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling No-Action Letter”), and such supplemental letter includes the representations contained in the Morgan Stanley No-Action Letter and Shearman & Sterling No-Action Letter.

Prospectus Cover Page

3.             We note your disclosure in this section that you intend to include expected security ratings for the Notes. Considering the context in which you intend to disclose the ratings, it appears that each of the included ratings agencies must consent to the inclusion of its credit rating in the prospectus. Accordingly, please file the consent of each ratings agency. Alternatively, please remove the references to the expected credit ratings. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretations Questions 233.04 and 233.05 located at our web-site.

In response to the Staff’s comment, the Company has deleted all references to the expected credit ratings for the Notes.

Form 20-F for the Fiscal Year Ended March 31, 2015

Item 3. Key Information

A. Selected Financial Data, page 1

4.             With reference to Item 3.A.2 of Form 20-F, please tell us where you have disclosed the number of shares.

The Company notes that the weighted average number of share used in computing earnings per share is disclosed on page F-3 of the Annual Report as well as in the unaudited consolidated income statements included in the Company’s press release announcing the results for its 2015 March quarter and fiscal year ended March 31, 2015, filed as an exhibit to the Company’s Form 6-K on May 7, 2015.  Given the existing disclosure, the Company respectfully proposes to the Staff that it will include this line item under Item 3.A in the Company’s next annual report on Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 97 of Amendment No. 1 to disclose the weighted average number of shares used in computing earnings per share.

Item 18. Financial Statements

Consolidated Income Statements, page F-3

5.             We note from the disclosures in your filing, including on page F-34, that you received a SME Annual Fee of RMB90 million during the year ended March 31, 2015 and you classified this fee as other revenue. Given that the SME business was sold in early February 2015, please confirm our assumption that the amount of RMB90 million reflects the fee for two months; or if our assumption is incorrect, please explain this matter to us in more detail. Also, explain to us in more detail the nature of this fee and how you determined it was appropriate to classify this fee as revenue in light of the fact that you no longer operate the SME business.

The Company advises the Staff that the RMB90 million was SME fee for the period from the completion of the sale of the SME loan business to Ant Financial Services in early February 2015 to the end of March 2015.

Pursuant to software system use and service agreements between the Company and entities operating the SME loan business that was sold to Ant Financial Services, the Company receives an annual fee for the use of the Company’s software systems and cloud computing services relating to the SME loan business and related services to Ant Financial Services, including software systems for data collection and analysis of merchants on the Company’s marketplaces and the provision of operational solutions and support for the related system technology, management, maintenance and update of the system technology and cloud computing services, as well as other technical support and consulting services.  The Company will receive such annual fees for a term of seven years.  The entities operating the SME loan business will pay the Company an annual fee equal to 2.5% of the average daily balance of the SME loans provided by such entities for calendar years 2015 to 2017; and an annual fee equal to the amount of the fees paid in the year 2017 for calendar years 2018 to 2021.  The Company refers the Staff to the disclosure on page 211 of Amendment No. 1 and page 156 of the Annual Report (in each case under the section captioned “Share and Asset Purchase Agreement — Sale of SME Loan Business and Certain Other Assets”).

The Company has invested in proprietary technology and reliable and high-value cloud service for a number of years. The Internet infrastructure and cloud business represents a principal revenue-generating activity of the Company.  As such, the Company believes that it is appropriate to record the above annual fees as other revenue in the Company’s income statement for the periods when the services are provided and the fees are generated and earned.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission.  It understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this letter or Amendment No. 1, please do not hesitate to contact me at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:   Joseph C. Tsai, Executive Vice-chairman

Daniel Yong Zhang, Chief Executive Officer

Maggie Wei Wu, Chief Financial Officer

Timothy A. Steinert, General Counsel and Secretary

Alibaba Group Holding Limited

Leiming Chen

William H. Hinman, Jr.
Daniel N. Webb

Simpson Thacher & Bartlett LLP

Benson W.B. Wong

Ricky W. Shin

PricewaterhouseCoopers